UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 001-40461

monday.com Ltd.
(Translation of registrant’s name into English)

6 Yitzhak Sadeh Street,
Tel Aviv, 6777506 Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

On August 29, 2024, monday.com Ltd. (the “Company”) filed with the Securities and Exchange Commission a prospectus supplement pursuant to Rule 424(b) under the Securities Act of 1933, as amended, relating to the possible resale of up to 68,000 ordinary shares, no par value, of the Company (“ordinary shares”) by the monday.com Foundation Ltd. The Company is filing as Exhibit 5.1 to this Report of Foreign Private Issuer on Form 6-K an opinion of its Israeli counsel, Meitar Law Offices, regarding certain Israeli law issues concerning the ordinary shares that may be offered and sold pursuant to the prospectus supplement and the accompanying prospectus.

This Report of Foreign Private Issuer shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these ordinary shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Exhibits 5.1 and 23.1 to this Report of Foreign Private Issuer is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277915), filed with the U.S. Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MONDAY.COM LTD.

By:	/s/ Shiran Nawi
Name: Shiran Nawi
Title: Chief People and Legal Officer

Date: August 29, 2024

EXHIBIT INDEX

Exhibit	Description

5.1	Opinion of Meitar Law Offices, Israeli Counsel to the Company
23.1	Consent of Meitar Law Offices, Israeli Counsel to the Company (included in Exhibit 5.1)